Exhibit a(1)
[LETTERHEAD OF BAIRNCO CORPORATION]
July 6, 2006
Dear Fellow Stockholder:
     On June 22, 2006, BZ Acquisition Corp., a wholly owned subsidiary of Steel Partners II, L.P. commenced an unsolicited tender offer to acquire all of the outstanding shares of common stock of Bairnco Corporation for $12.00 per share in cash. After careful consideration, including a thorough review of the Offer with our financial and legal advisors, your Board of Directors has unanimously determined that the Offer is inadequate and not in the best interests of the Company’s stockholders (other than Steel Partners and its affiliates).
ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU
REJECT THE OFFER AND NOT TENDER YOUR SHARES.
     In reaching its recommendation, your Board took into account numerous factors, including, but not limited to, the following:
•	The Board’s belief that the Offer price is inadequate and that it does not reflect the long-term value inherent in the Company.

•	The Board’s understanding of and familiarity with Bairnco’s business, financial condition, current business strategy and future prospects, which management and the Board believe have not been fully reflected in the Company’s results of operations or share price. We expect that our current operating plan will produce earnings per share in the second half of 2006 in the range of $0.26 to $0.34, excluding the impact of professional fees related to the Steel Partners’ tender offer, as compared to $0.15 for the same period last year. For the full year 2006, excluding the impact of professional fees related to the Steel Partners tender offer, operating profits are expected to be in the range of $7.25 million to $7.75 million, and earnings per share are expected to grow to between $0.56 and $0.64. Although final budgets are not done until later in the year, current projections for 2007 are for earnings per share in the range of $0.95 to $1.05 with sales growing to between $175 million and $185 million and operating profit in the range of $11 million to $12 million.

•	The Board’s view that the Offer represents an opportunistic attempt by Steel Partners to acquire the Company at a time when the Company’s stock price was at a 20% discount to its high for the year.

•	The Board’s belief that Steel Partners has opportunistically timed its Offer to take advantage of depressed 2005 results stemming from unusual costs and delayed savings associated with the Company’s strategic initiatives before the fruits of those initiatives have been fully reflected in the Company’s stock price. The Company has acquisition opportunities under active consideration, which would both fit with the Company’s existing businesses and be accretive to earnings. The Company also intends to continue to repurchase its common stock, depending on the stock price and the status of the acquisitions, and remains committed to returning value through consistent increases in the Company’s dividend payments, with the next increase to $0.07 per share from $0.06 per share planned to occur in the third quarter of 2006, pending Board approval.

•	The fact that the Offer is highly conditional, which results in significant uncertainty that the Offer will be consummated.

•	The opinion of Lazard Frères & Co. LLC, financial advisor to the Company, that as of July 6, 2006, the consideration to be paid to the holders of the Company’s common stock pursuant to the offer is inadequate, from a financial point of view, to such holders (other than Steel Partners and its affiliates).

•	The Board’s commitment to the long-term interests of the Company and its stockholders, and to pursuing strategies that realize the Company’s long-term value.
     The enclosed Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors’ unanimous recommendation to reject the Steel Partners offer and some of the significant factors it considered. We strongly encourage you to read the attached Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.
     YOUR BOARD WILL CONTINUE TO ACT IN YOUR BEST INTERESTS.
     If you have any questions concerning the Schedule 14D-9 or need additional copies of Bairnco’s publicly-filed materials, please contact Kenneth L. Bayne, Vice President Finance, or Georgeson Shareholder Communications, Inc. at (212) 440-9800 (for Banks and Brokers) or toll free at (866) 695-6077, Bairnco Corporation, at (407) 875-2222, ext. 227, or Larry C. Maingot, Controller, Bairnco Corporation, at (407) 875-2222, ext. 230.
     Your Board and management team believe that remaining independent and pursuing the Company’s strategic business plan can deliver greater value to Bairnco stockholders than Steel Partners’ financially inadequate Offer. We therefore urge you to support your Board’s efforts to maximize value on behalf of all stockholders and NOT tender your shares.
     We appreciate your continued support.
On Behalf of the Board of Directors
Sincerely,
/s/ Luke E. Fichthorn, III
Luke E. Fichthorn, III
Chairman and CEO

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